EXCELSIOR PRIVATE MARKETS FUND II (TE), LLC

EXCELSIOR PRIVATE MARKETS FUND II (TI), LLC

EXCELSIOR PRIVATE MARKETS FUND II (MASTER), LLC

100 Federal Street

Boston, MA 02110

March 7, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Laura E. Hatch

RE:	Excelsior Private Markets Fund II (TE), LLC
(formerly, Excelsior Global Private Markets Fund II (TE), LLC)
811-22474
Excelsior Private Markets Fund II (TI), LLC
(formerly, Excelsior Global Private Markets Fund II (TI), LLC)
811-22475
Excelsior Private Markets Fund II (Master), LLC
(formerly, Excelsior Global Private Markets Fund II (Master), LLC)
811-22476

Dear Ms. Hatch:

This letter responds to comments provided by you as a member of the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter on October 8, 2010 to Timothy F. Silva, Esq. of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Excelsior Private Markets Fund II (TE), LLC (the “TE Feeder”), the Excelsior Private Markets Fund II (TI), LLC (the “TI Feeder”) and the Excelsior Private Markets Fund II (Master), LLC (the “Master Fund” and, together with the TE Feeder and the TI Feeder, the “Registrants”), concerning the Registrants’ registration statements on Form N-2 filed with the Commission on September 15, 2010 (the “Registration Statements”). Please note that each response pertains to each of the Registration Statements, as applicable, unless otherwise specified.

Your comments have been reproduced below, each of which is followed by the Registrants’ response.

PROSPECTUS

Fee Table

Comment 1

In the paragraph under this heading, the disclosure states, “[t]his fee table is based on estimated expenses of the Fund for the 2010 fiscal year.” Would it be more appropriate to estimate the expenses for the 2011 fiscal year?

Response 1

Accepted. The disclosure in the paragraph preceding the fee table now states “[t]his fee table is based on estimated expenses of the Fund for the fiscal year ending March 31, 2013.”

Comment 2

Please explain why the management fee is 0.17% instead of 1.50% as discussed in footnote 2 to the fee table. (For the Master Fund, please explain why the management fee is 0.33% instead of 1.0% as discussed in footnote 1).

Response 2

As indicated in the footnote, the 1.50% combined annual fee rate (which includes the 1.00% investment advisory fee and 0.50% management fee) is calculated as a percentage of total capital commitments entered into by the Master Fund until the fifth anniversary of the final closing (and thereafter they are based on net asset value). The management fee rates included in the fee tables in the initial Registration Statements reflected the actual fees expected to be paid as a percentage of the applicable Registrant’s net asset value based on projections for the fiscal year using the information available to the Registrants at the time. Subsequent to the initial Registration Statement, as a result of subsequent closings and capital commited to underlying investments, the amended Registration Statements for the TI Feeder and the TE Feeder have been updated to reflect a 1.50% combined annual fee rate for each of the TI Feeder and the TE Feeder and a 1.00% advisory fee rate for the Master Fund. The Registrants believe that based on current data, the combined annual fee rate of 1.50% together with the explanatory footnotes in the Registration Statements effectively coomunicates the amount and structure of the management fees.

Comment 3

Please explain the calculation of the expense example. What is the amount of management fee used in the calculation for each period?

Response 3

The same fee rate that is applied in calculating the “Management Fee” row in the expense table was used to calculate the expense example (the combined annual fee rate of 1.5% (which includes the 1.0% investment advisory fee and 0.50% management fee) is calculated as a percentage of total capital commitments entered into by the Master Fund).

Please note that the amended Registration Statements will, however, reflect updated expense example calculations based on modifications made during the period after filing the initial Registration Statements.

Comment 4

Please explain why there is a difference between the TE Feeder’s and the TI Feeder’s Acquired Fund (Master Fund and Portfolio Funds) Fees and Expenses. Because the Master Fund and Portfolio Funds are the same for each Feeder, the Acquired Fund Fees and Expenses should be the same.

Response 4

The Acquired Fund Fees and Expenses of the TE Feeder are higher than those of the TI Feeder because the TE Feeder invests in the Master Fund through the Excelsior Private Markets Fund II, LDC, a Cayman Islands limited duration company (the “Offshore Fund”). As the sole member of the Offshore Fund, the TE Feeder bears the fees and expenses of the Offshore Fund in addition to the fees and expenses of the Master Fund and the Portfolio Funds.

Comment 5

For the Master Fund only: Please add the line “Interest Payments on Borrowed Funds,” and please delete the line “Portfolio Fees and Expenses.” Please change the footnote for (4) to (3) for the line “Acquired Fund (Portfolio Funds) Fees and Expenses.”

Response 5

Accepted. The requested changes have been made.

Investment Objective

Comment 6

The last sentence in the paragraph under this heading states, “it is the expectation of the Investment Adviser that the Fund will generate a total return over the life of the Fund that will exceed the return of the global public equities market and compensate the Investors for the additional risk taken by investing in Portfolio Funds.” Please restate the above sentence to make it less promissory concerning the Fund’s expected performance.

Response 6

Accepted. The last sentence in the paragraph under this heading has been deleted.

Investment Allocation Approach

Comment 7

In the paragraph above the tables for Private Equity Strategy Allocation and Anticipated Geographic Allocation, there is a footnote (1) next to “[t]he chart below.” However, there is no corresponding footnote. Please either include the footnote or delete the symbol.

Response 7

Accepted. The symbol has been deleted.

Comment 8

In the table for the Anticipated Geographic Allocation, the table shows that the expected range for assets allocated to North America to be between 50% and 80%. With “Global” in the Fund’s name, please explain how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g., at least 40% of the Fund’s assets would normally be invested outside the United States). See, Investment Company Act Release No. 24828 (January 17, 2001) at 11 n42.

Response 8

Accepted. The Registrants have reviewed their investment strategy and the referenced Investment Company Act Release. Although the Registrants believe that the underlying portfolio investments will be “tied economically to a number of countries throughout the world,” each Registrant has changed its name to omit the word “Global.” All necessary documents have been filed with the Secretary of the State of Delaware and each Registrant’s new name is correctly reflected in the amended Registration Statement.

Investment Policies and Restrictions

Comment 9

In the first fundamental investment restriction concerning the Fund’s concentration policy the disclosure states, “The Fund will not, however, apply the industry concentration policy on a look-through basis.” Please explain why the Fund will not “look through” to its underlying investments when applying the Fund’s concentration policy.

Response 9

The Registrants do not believe it would be possible to apply the concentration policy on a “look through” basis to the investments in portfolio companies held by the underlying Portfolio Funds because (i) most private equity funds in which the Master Fund invests will not determine their underlying investment portfolios until several years after the Master Fund would be required to make capital commitments to the private equity funds and (ii) private equity funds are illiquid (they do not permit redemptions or withdrawals for investors and there is very little market for their interests), which makes it highly impractical if not impossible to adjust the portfolio composition once funds have been committed to an underlying private equity fund. As noted in the Registration Statement, however, the Registrants will consider the investment strategies of the Portfolio Funds with respect to specific industry-oriented investment strategies in applying the concentration policy.

Investment Advisory Agreement

Comment 10

Pursuant to Item 9(b)(4) of Form N-2, please include a statement that a discussion regarding the basis for the approval of the Investment Advisory Agreement will be available in the Fund’s annual or semiannual report, as applicable.

Response 10

Accepted. In accordance with Item 9(b)(4) of Form N-2, Item 9.1(b) of each Registration Statement has been revised to incorporate by reference the discussion regarding the basis for the approval of the Investment Advisory Agreement found in the semi-annual report to shareholders on Form N-CSR of the Master Fund, filed December 10, 2012 pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended.

Portfolio Management

Comment 11

Pursuant to Item 9(c) of Form N-2, please include a statement that the SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of securities in the Registrant.

Response 11

Accepted. The requested statement has been added to Item 9(c) of the Registration Statements.

Dissolution and Liquidation

Comment 12

The disclosure states that the Fund will be dissolved upon “the expiration of its term.” Please provide disclosure concerning the Fund’s term limit in the section titled, “General Description of the Registrant.”

Response 12

Accepted. The requested disclosure has been added to the section titled “General Description of the Registrant.”

STATEMENT OF ADDITIONAL INFORMATION

Signatures

Comment 13

Please include a signature on behalf of the Excelsior Global Private Markets Fund II (Master), LLC on the signature pages for each of the Feeder Funds. In addition, please include a signature on behalf of the Excelsior Global Private Markets Fund II, LDC, on the signature page for the Excelsior Global Private Markets Fund II (TE), LLC.

Response 13

Accepted. The requested signatures have been included.

*****

The Registrants accept responsibility for the adequacy and accuracy of the disclosure in the Registration Statement filings that are the subject of this letter.  The Registrants acknowledge that Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings.  The Registrants further acknowledge that none of them may assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that these responses adequately address your comments. Should you have any further questions or comments, please do not hesitate to contact Timothy F. Silva, Esq. at (617) 526-6502 or Kasey L. Lekander, Esq. at (617) 526-6901.

Very truly yours,

/s/ Marina Belaya

Marina Belaya

Secretary

cc:	Timothy F. Silva, Esq. Kasey L. Lekander, Esq.